First Merchants Corporation
                             Retirement Savings Plan
                              EIN 35-1544218 PN 002

                  Accountants' Report and Financial Statements
                           December 31, 2001 and 2000

                           First Merchants Corporation
                             Retirement Savings Plan
                           December 31, 2001 and 2000


Contents
    Independent Accountants' Report.................................................................1


    Financial Statements

        Statements of Net Assets Available for Benefits.............................................2

        Statements of Changes in Net Assets Available for Benefits..................................3

        Notes to Financial Statements...............................................................4


    Supplemental Schedules

        Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year........9

        Schedule H, Line 4j - Schedule of Reportable Transactions..................................10


    Exhibit

        Exhibit 23, Consent of Independent Accountants.............................................12


                         Independent Accountants' Report


Administrative Committee
First Merchants Corporation
   Retirement Savings Plan
Muncie, Indiana


We have audited the accompanying statements of net assets available for benefits of First Merchants Corporation Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Merchants Corporation Retirement Savings Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


The accompanying supplemental schedules of (1) assets held for investment purposes at end of year, and (2) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


BKD, LLP


Indianapolis, Indiana
May 29, 2002

Federal Employer Identification Number:  44-0160260

                           First Merchants Corporation
                             Retirement Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000


Assets

                                                2001                 2000
                                        ----------------------------------------

    Investments, at fair value
        Temporary deposit funds           $        880,831     $        415,194
        Collective investment funds             11,295,638           10,232,468
        Common stock                               134,872
        Mutual funds                             1,089,898              681,184
                                          ----------------     ----------------
               Total investments                13,401,239           11,328,846
    Employee contributions receivable                                    24,673
    Employer contributions receivable               15,651               27,739
    Accrued income receivable                        2,057                2,372
    Cash                                               228
                                          ----------------     ----------------
               Total assets                     13,419,175           11,383,630

Liabilities

    Cash overdraft                                                       68,203
                                          ----------------     ----------------
Net Assets Available for Benefits         $     13,419,175     $     11,315,427
                                          ================     ================

                           First Merchants Corporation
                             Retirement Savings Plan
           Statements of Changes in Net Assets Available for Benefits
                     Years Ended December 31, 2001 and 2000


                                                                                 2001                 2000
                                                                         -------------------------------------------

    Additions
        Investment income
           Net appreciation (depreciation) in fair value of
              investments                                                  $       (948,700)    $         98,238
           Interest and dividends                                                    65,008               68,532
                                                                           ----------------     ----------------
                                                                                   (883,692)             166,770
        Employee contributions                                                      848,547              740,332
        Employer contributions                                                      126,549              124,756
        Employee rollover contributions                                             210,367               58,390
        Transfers from other plans                                                2,389,965
                                                                           ----------------     ----------------
               Total additions                                                    2,691,736            1,090,248
                                                                           ----------------     ----------------

    Deductions
        Benefits paid to participants                                               546,833              577,014
        Administrative expenses                                                      41,155
                                                                           ----------------     ----------------
               Total deductions                                                     587,988              577,014
                                                                           ----------------     ----------------
    Net Increase                                                                  2,103,748              513,234

    Net Assets Available for Benefits, Beginning of Year                         11,315,427           10,802,193
                                                                           ----------------     ----------------
    Net Assets Available for Benefits, End of Year                         $     13,419,175     $     11,315,427
                                                                           ================     ================


                           First Merchants Corporation
                             Retirement Savings Plan
                          Notes to Financial Statements
                           December 31, 2001 and 2000


Note 1:    Description of Plan

        The following description of First Merchants Corporation Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.


    General

        The Plan is a defined-contribution plan sponsored by First Merchants Corporation (Corporation) for the benefit of all employees who have completed one year of service, worked at least 1000 hours, and are age twenty-one or older. As of January 1, 2001, the eligibility age was lowered to age 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). First Merchants Bank, N.A. (Bank) is the trustee of the Plan.


    Contributions

        The Plan permits eligible employees through a salary deferral election to have the Corporation make annual contributions of up to 15% of eligible compensation. Employee rollover contributions are also permitted. The Corporation makes matching contributions of its employees' salary deferral amounts of 25% of the first 5% of employees' eligible compensation. Forfeitures are used to reduce the Corporation's contributions.


    Participant Investment Account Options

        Investment account options available include a managed, fixed value, bond, stock, international equity and small cap fund, and as of January 1, 2001, a Corporation stock fund. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation quarterly.


    Participant Accounts

        Each participant's account is credited with the participant's contribution, allocation of the Corporation contribution and Plan earnings. Allocations of Plan earnings are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.


    Vesting

        Participants are immediately vested in their salary deferral and rollover contribution accounts plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service.

                           First Merchants Corporation
                             Retirement Savings Plan
                          Notes to Financial Statements
                           December 31, 2001 and 2000



    Payment of Benefits

        Upon termination of service, participants may elect to receive a lump-sum amount or installments equal to the value of their accounts. Withdrawals other than for termination are permitted under circumstances provided by the Plan.


    Plan Termination

        Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.



Note 2:   Summary of Significant Accounting Policies


    Method of Accounting

        The accompanying financial statements are prepared on the accrual method of accounting.


    Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets available for benefits. Actual results could differ from those estimates.


    Investments

        Investments are valued at estimated fair value. Temporary deposit funds are valued at cost, which approximates market. Purchases and sales of securities are recorded on a trade-date basis.


    Payment of Benefits

        Benefits are recorded when paid.


    Administrative Expenses

        Administrative expenses may be paid by the Corporation or the Plan, at the Corporation's discretion.

                           First Merchants Corporation
                             Retirement Savings Plan
                          Notes to Financial Statements
                           December 31, 2001 and 2000



    Reclassifications

        Certain reclassifications have been made to the 2000 financial statements to conform to the 2001 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.



Note 3:   Investments

        The Plan's investments are held by a bank-administered trust fund. The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:


                                                                                            2001
                                                                                  Net
                                                                             Appreciation
                                                                            (Depreciation)         Fair Value
                                                                             in Fair Value           at End
                                                                              During Year            of Year
                                                                         -------------------------------------------
           Investments at estimated fair value as determined by quoted prices in an active market
               Common stock                                                $         11,311     $        134,872
               Mutual funds                                                         (61,186)           1,089,898
           Investments at estimated fair value and cost which
              approximates market
               Temporary deposit funds                                                                   880,831
               Collective investment funds                                         (898,825)          11,295,638
                                                                           ----------------     ----------------
                                                                           $       (948,700)    $     13,401,239
                                                                           ================     ================

                                                                                            2000
                                                                                  Net
                                                                             Appreciation
                                                                            (Depreciation)         Fair Value
                                                                             in Fair Value           at End
                                                                              During Year            of Year
                                                                         -------------------------------------------

           Investments at estimated fair value as determined by quoted prices in an active market
               Mutual funds                                                $       (101,887)    $        681,184
           Investments at estimated fair value and cost which
              approximates market
               Temporary deposit funds                                                                   415,194
               Collective investment funds                                          200,125           10,232,468
                                                                           ----------------     ----------------
                                                                           $         98,238     $     11,328,846
                                                                           ================     ================


                           First Merchants Corporation
                             Retirement Savings Plan
                          Notes to Financial Statements
                           December 31, 2001 and 2000


        The fair values of individual investments that represented 5% or more of the Plan's assets were as follows:

                                                                                   2001                2000
                                                                           -----------------------------------------

           First Merchants Bank, N.A. Intermediate Growth Fund for Tax
              Exempt Accounts                                                $      8,766,390    $      8,206,877
           First Merchants Bank, N.A. Intermediate Term Income Fund for
              Tax Exempt Accounts                                                   2,529,248           2,025,591
           First Merchants Bank, N.A. Temporary Fund II                               880,831


Note 4:   Party-in-Interest Transactions

        Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

        The Plan invests in First Merchants Bank, N.A. Temporary Fund II, Intermediate Growth Fund for Tax Exempt Account, Intermediate Term Income Fund for Tax Exempt Accounts and common stock.

        Activity at fair value was as follows:


                                                      First Merchants        First Merchants
                                                         Bank, N.A.            Bank, N.A.
                                First Merchants     Intermediate Growth     Intermediate Term    First Merchants
                                   Bank, N.A.           Fund for Tax         Income Fund for       Corporation
                                   Temporary               Exempt              Tax Exempt             Common
                                  Deposit Fund            Accounts              Accounts              Stock
                              --------------------------------------------------------------------------------------

Balance, January 1, 2000
                                  $       477,969     $        7,816,447      $     1,790,011      $
           Changes                        (62,775)               390,430              235,580
                                  ---------------     ------------------      ---------------      ---------------
Balance, December 31, 2000                415,194              8,206,877            2,025,591
           Changes                        465,637                559,513              503,657              134,872
                                  ---------------     ------------------      ---------------      ---------------
Balance, December 31, 2001        $       880,831     $        8,766,390      $     2,529,248      $       134,872
                                  ===============     ==================      ===============      ===============

        The Corporation provided certain administrative services at no cost to the Plan in 2000. Effective January 1, 2001, fees for certain trust and administrative services provided by the trustee are now paid by the Plan and were $41,155 for 2001.

                           First Merchants Corporation
                             Retirement Savings Plan
                          Notes to Financial Statements
                           December 31, 2001 and 2000


Note 5:   Tax Status

        The Internal Revenue Service has advised that the Plan constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the trust established under the Plan is therefore exempt from federal income taxes. The Plan has been restated since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.



Note 6:   Plan Changes and Restatement

        Effective January 1, 2001, employees of Decatur Bank and Trust Company (Decatur Bank and Trust Company 401(k) Profit Sharing Plan) were added to the Plan, and assets of approximately $2,390,000 were transferred into the Plan.

        The Plan was restated effective January 1, 1998. As of January 1, 2001, a Corporation stock fund was added as an investment account option, and the Plan eligibility age was lowered to age 18.

                             Supplemental Schedules

                           First Merchants Corporation
                             Retirement Savings Plan
      Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
                                 at End of Year
                                December 31, 2001
           Employer Identification Number: 35-1544218 Plan Number: 002


       (a)                        (b)                                         (c)                      (e)
                          Identity of Issue,                       Description of Investment
                         Borrower, Lessor, or                           Including Par or             Current
                             Similar Party                               Maturity Value               Value
--------------------------------------------------------------------------------------------------------------------

          Temporary Deposit Funds
              *First Merchants Bank, N.A. Temporary Fund II                  $880,831            $        880,831
                                                                                                 ----------------
          Collective Investment Funds
              *First Merchants Bank, N.A. Intermediate Growth
                Fund for Tax Exempt Accounts                              428,275 shares                8,766,390
              *First Merchants Bank, N.A. Intermediate Term
                Income Fund for Tax Exempt Accounts                       289,438 shares                2,529,248
                                                                                                 ----------------
                                                                                                       11,295,638
                                                                                                 ----------------
          Common Stock
              *First Merchants Corporation                                  5,615 shares                  134,872
                                                                                                 ----------------
          Mutual Funds
              T. Rowe Price International Fund                              6,391 shares                   70,232
              Scudder International Fund                                    1,896 shares                   69,499
              Franklin Templeton Foreign Fund                               9,545 shares                   88,291
              Vanguard International Fund                                   4,872 shares                   73,138
              Franklin Small Cap Growth Fund                                8,221 shares                  257,398
              Managers Special Equity Fund                                  3,623 shares                  255,772
              T. Rowe Price Small Cap Value Fund                           12,122 shares                  274,685
              Franklin Templeton Developing Markets                            89 shares                      883
                                                                                                 ----------------
                                                                                                        1,089,898
                                                                                                 ----------------
                                                                                                 $     13,401,239

                                                                                                 ================

*Party-in-interest

                           First Merchants Corporation
                             Retirement Savings Plan
            Schedule H, Line 4j - Schedule of Reportable Transactions
       (Transactions in Excess of 5% of Plan Assets at Beginning of Year)
                          Year Ended December 31, 2001
           Employer Identification Number: 35-1544218 Plan Number: 002


       (a)                     (b)                (c)           (d)       (e)        (f)          (g)              (h)         (i)
                                                                                                            Current Value
                                                                                  Expenses                   of Asset on
Identity of Party         Description of        Purchase      Selling    Lease  Incurred With   Cost of      Transaction   Net Gain
     Involved                 Assets             Price         Price     Rental  Transaction     Asset          Date      or (Loss)
------------------------------------------------------------------------------------------------------------------------------------

      Issuer      First Merchants Bank, N.A.
                     Temporary Fund 11
                      Purchases               $  9,481,458                                    $  9,481,458  $  9,481,458
                      Sales                                 $  9,015,821                         9,015,821     9,015,821 $


                                   Exhibit 23

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in a Registration Statement of First Merchants Corporation on Form S-8 (File Number 333-50484) of our report dated May 29, 2002, of our audit on the financial statements of the First Merchants Corporation Retirement Savings Plan for the year ended December 31, 2001, which report is included in its Annual Report on Form 11-K.


BKD, LLP
Indianapolis, Indiana
June 25, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

        Date: 05/29/02    By: /s/ Kimberly J. Ellington
              --------        -------------------------
                                  Kimberly J. Ellington
                                  First Merchants Corporation
                                  Retirement Savings Plan